Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – April 4, 2019

FORTIS INC. ANNOUNCES TENDER OFFER FOR UP TO

US$400 MILLION OF ITS 3.055% NOTES DUE 2026

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced today a tender offer to purchase for cash up to US$400 million aggregate principal amount (the "Maximum Tender Amount") of its outstanding 3.055% Notes due 2026 (the "Notes"). The tender offer is being made upon, and is subject to, the terms and conditions set forth in the Offer to Purchase, dated April 4, 2019 (the "Offer to Purchase"), including the consummation of the previously announced sale of its 51% interest in the Waneta Expansion Hydroelectric Project in British Columbia pursuant to the definitive agreement, dated as of January 28, 2019, among Fortis, Columbia Power Corporation and Columbia Basin Trust.

The following table sets forth some of the terms of the tender offer, which are more fully set forth in the Offer to Purchase:

Title of Security	CUSIP Number	Principal Amount Outstanding	Maximum Tender Amount	Reference Treasury Security	Bloomberg Reference Page	Fixed Spread	Early Tender Premium (1)
3.055% Notes due 2026	349553AM9/ 349553AL1/ C35797AB2	US$1,500,000,000	US$400,000,000	2.625% U.S. Treasury Note due February 15, 2029	FIT1	100 bps	US$30.00

(1) Per US$1,000 principal amount of Notes validly tendered.

If holders of the Notes ("Holders") validly tender Notes in an aggregate principal amount in excess of the Maximum Tender Amount, Fortis will accept for purchase an amount of Notes equal to such Maximum Tender Amount and will pay Holders of such validly tendered Notes in accordance with the proration procedures set forth in the Offer to Purchase.

The tender offer will expire at 11:59 p.m., New York City time, on May 1, 2019 (such date and time, as it may be extended, the "Expiration Date"), unless extended or earlier terminated. Holders of Notes that are validly tendered prior to 5:00 p.m., New York City time, on April 17, 2019 (such date and time, as it may be extended or earlier terminated by Fortis in its sole discretion, the "Early Tender Date") and accepted for purchase will receive the Total Consideration (as defined below), which includes the early tender premium (the "Early Tender Premium") set forth in the table above. Holders tendering Notes after the Early Tender Date but at or prior to the Expiration Date will be eligible to receive only the Tender Offer Consideration, which will equal the Total Consideration less the Early Tender Premium (the "Tender Offer Consideration"). Because Fortis intends to accept for payment all Notes validly tendered at or prior to the Early Tender Date, subject to the Maximum Tender Amount and the other terms and conditions described in the Offer to Purchase, there is no assurance as to the amount of Notes, if any, that Fortis will accept that are tendered after the Early Tender Date. No tenders submitted after the Expiration Date will be valid.

Fortis may elect, in its sole discretion, to settle the tender offer with respect to Notes validly tendered at or prior to the Early Tender Date, which Fortis will announce by media release following the Early Tender Date if it makes such election. The settlement date, if necessary, for Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date (or for Notes validly tendered at or prior to the Expiration Date if Fortis does not elect to have an early settlement date) will occur promptly following the Expiration Date and is expected to be May 3, 2019, assuming that the Expiration Date is not extended. Fortis will pay accrued and unpaid interest from and including the last interest payment date applicable to the Notes up to, but not including, the applicable settlement date for Notes accepted for purchase.

Tendered Notes may be withdrawn from the tender offer prior to 5:00 p.m., New York City time, on April 17, 2019 (such date and time, as it may be extended, the "Withdrawal Deadline"). Holders of Notes who validly tender their Notes after the Withdrawal Deadline but at or prior to the Expiration Date may not withdraw their Notes except in the limited circumstances described in the Offer to Purchase.

The "Total Consideration" for each US$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Date and accepted for purchase pursuant to the tender offer will be determined by reference to the fixed spread (the "Fixed Spread") specified in the table above for the Notes over the yield (the "Reference Yield") based on the bid-side price of the U.S. Treasury Security specified in the table above (the "Reference Treasury Security"), as calculated by Goldman Sachs & Co. LLC at 2:00 p.m., New York City time, on April 17, 2019, assuming that the Early Tender Date is not extended. The Total Consideration also includes the Early Tender Premium.

The tender offer is subject to customary conditions. Subject to applicable law, Fortis may also terminate the tender offer at any time at or prior to the Expiration Date in its sole discretion.

Goldman Sachs & Co. LLC is acting as dealer manager for the tender offer. The information agent and tender agent is D.F. King & Co., Inc. Copies of the Offer to Purchase and related tender offer materials are available by contacting D.F. King & Co., Inc. at (800) 820-2415 (toll-free), (212) 269-5550 (banks and brokers) or email fortis@dfking.com. Questions regarding the tender offer should be directed to Goldman Sachs & Co. LLC at (800) 828-3182 (toll-free) or
(212) 902-6351 (collect).

This media release does not constitute an offer to sell or purchase, or the solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to the Notes.

The tender offer for the Notes is only being made pursuant to the tender offer documents, including the Offer to Purchase that Fortis is distributing to Holders. The tender offer is not being made to Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the tender offer is required to be made by a licensed broker or dealer, it shall be deemed to be made by the dealer manager or any other licensed broker or dealer on behalf of Fortis.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at December 31, 2018. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information

Fortis includes “forward-looking information” in this media release within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and other similar terminology or expressions have been used to identify the forward-looking information, which includes, the proposed timing for completion of the tender offer, the expectation that the tender offer will be completed on the terms described herein and the expectation that the sale of the Waneta Expansion Hydroelectric Project will occur on the terms agreed.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact:

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com